Contact

www.linkedin.com/in/jennifer-redding-4242a674 (LinkedIn)
www.trivault.com (Company)

Top Skills

Healthcare Management
Hospitals
EMR

Languages

English

Certifications

USA Triathlon Level 1 coaching

Jennifer Redding

Co-Founder and CEO CareNgen LLC CEO Allwel
Buffalo, New York, United States

Summary

An energetic and motivated leader who enjoys being challenged. An experienced leader in the healthcare industry. Excellent communicator and a strong team player.   An energetic, results-oriented leader with experience in operational performance, quality improvement, and contract negotiations. Proven ability to direct multiple tasks and projects, create and maintain business relations, and possess strong customer relation skills.

Experience

CareNgen LLC

Co-founder CareNgen LLC
September 2024 - Present (1 year 7 months)

CareNGen LLC
September 2024
Co-Founder
We're a mission-driven elder tech startup helping individuals and families navigate the complexities of caring for older adults — while transforming how the senior care industry engages and serves them.
By combining expert knowledge, smart technology, guided workflows, and collaboration tools, we enhance decision-making, build trust, streamline access to quality care, and improve outcomes for everyone involved.
We're tackling a massive, deeply personal challenge — one that will take a village to solve. We welcome connections and introductions to mission-aligned investors, care service providers, and public agencies who share our commitment to changing the narrative on aging and the experience of natural caregiving.

Allwel

5 years 5 months

Chief Executive Officer
January 2024 - Present (2 years 3 months)

Chief Operating Officer
December 2020 - January 2024 (3 years 2 months)

Home Care Consultant
November 2020 - December 2020 (2 months)

TriVault Inc.
Coach
June 2012 - Present (13 years 10 months)

USA Triathlon level 1 certified coach.

Liberty Home Care
Vice President
December 2017 - August 2020 (2 years 9 months)

Buffalo/Niagara, New York Area

Chronic Care Management
Vice President Operations
July 2016 - December 2017 (1 year 6 months)

Cleveland/Akron, Ohio Area

Chronic Care Management, LLC, the national leader in cloud-based care planning for Medicare age people, Chronic Care Management, LLC is rapidly gaining national market share in the exciting, newer CCM space and is currently enabling tens of thousands of people around the country to receive care more in line with their expressed goals, while helping medical practices, ACOs and post acute care providers transform their operations from volume to value. Chronic Care Management operates a best in class cloud-based software system alongside a growing full service, nurse-led care management call center in suburban Cleveland, Ohio.

Teamhealth
Vice President Operations
May 2012 - March 2016 (3 years 11 months)

National

• Manage many multifaceted hospitalist and in-patient contracts across 5 states leading the way in continued innovation and program development through BPCI implementation, service line integration, and Physician Assistant and Nurse Practitioner utilization.

• Responsible for over $27 million in prorgram expense. Oversee approximately 100 physicians, advanced practitioners and office staff.

• Worked in a paired leadership model with physician leadership to ensure clinical and operational goals were met. Established and maintained positive relationships with the client through consistent communication and execution of the terms of the contract.
• Managed day to day operational activities including revenue cycle management, physician recruitment and retention, staff development, scheduling, productivity, coding and billing. Evaluated provider productivity, program staffing needs, and submitted proposals for increases or decreases as needed.
• Negotiated contract service agreements including at risk quality metrics and physician compensation and bonus structures that align pay with physician performance and productivity. Resulting in provider productivity exceeding national benchmarks by 12%.
• Partnered with business development to respond to requests for proposals with a net income value of $1.6M
• Recruited providers to managed costs to ensure budgets were met or exceeded reducing locums usage to 0% in 80% of contracts.
• Implemented actions plans to reduce LOS up to .5 days, decrease wait time to surgery to within 24 hours of arrival in ED, and proper admission criteria of hip fracture and other surgical patients to either medicine or surgery.
• Achieved highest client satisfaction survey scores for integrated services and a 93% client retention rate by developing meaningful relationships with clients.

Kaleida Health

Director of Finance

December 2002 - May 2012 (9 years 6 months)

Buffalo, NY

• Developed the $180M site budget for 75 cost centers ranging from 1 FTE to 47 FTE's.
• Financial advisor for the entire system during union contract negotiations finalizing contracts for over 8000 employees.
• Determined profitability of interventional radiology and expanded services to increase revenue to the hospital by $1M annually.
• Provided financial support to the site president and managers ranging from budget variance analysis to capital investments. Served as a liaison between operations and finance to ensure the goals and needs of finance are communicated and followed through at the site.
• Developed plans to increase hospital utilization by improving and or increasing services. Responded to financial issues and develop and implement

action plans for negative financial performance. Assisted in financial planning for major hospital expansion.

• Participated in DNV and Joint Commission preparedness.

• Member of the Emergency Response Team ready to respond in the event of emergencies on site or in the community, calculated and submitted expenses to FEMA for reimbursement from expenses incurred in major storm.

• Promoted dynamic effective leadership and team building: encouraging the development of accountability, responsibility and decision making in others.

Eastman Kodak Company

Financial Analyst

June 2001 - December 2002 (1 year 7 months)

• Supported the Black and White Film Flow department by providing financial analysis of operational efficiency and budget to actual analysis.

• Participated in a Kaizen event that resulted in a $200K drop in inventory in one week.

• Led the business case analysis for a new product going to market that is expected to have a net present value of $2.6M. Analyzed the sensitivities around increases and decreases in unit
manufacturing cost, selling price, capital expense and volume.

• Monitored operation's monthly financial performance to budget and forecast.

• Estimated quarterly and annual forecasts utilizing volume variance models, labor models, actual performances and business climate input from department managers.

Education

University at Buffalo

Master of Business Administration (M.B.A.), Finance, General · (1999 - 2001)

University at Buffalo, The State University of New York

Bachelor's degree · (1992 - 1998)